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Roshini Sanah Jaiswal · 3rd

Promoter & CRO @ Jagatjit Industries

Mumbai, Maharashtra, India · 258 connections · **Contact info**

Jagatjit Industries Ltd

 New York University

About

Roshini Sanah Jaiswal has recently taken on the mantle of CRO, a critical leadership role at Jagatjit Industries. This task requires her to look strategically and tactically at both external facing departments such as marketing, branding, sales and back end support functions of quality control, production, human resources and technology.

Prior to Jagatjit, Roshini successfully founded and ran her own entrepreneurial ventures and brings to the table about 10 years of experience and expertise in the Food and Beverages industry in addition to an innate understanding of the liquor industry, having grown up in a family committed to this business for nearly 7 decades.

 21Oct16-JagatjitInd-MarketSense-ETNOW...

Experience

Promoter and Chief Restructuring Officer (CRO)
Jagatjit Industries Ltd
Jan 2014 – Present · 6 yrs 2 mos

Founder
Uralia Entertainment
Dec 1998 – Present · 21 yrs 3 mos

 **Founder**
JSM Corporation Pvt. Ltd.
2005 – 2014 · 9 yrs

Education

 **New York University**
Political Science and Economics

Skills

Group Restructuring

Management

Strategy

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Accomplishments

2 Languages
English • Hindi

Interests

 **New York University**
606,663 followers

Jagatjit Industries Ltd
1,065 followers